UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Timber Pharmaceuticals, Inc.
(Name of the Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
887080109
(CUSIP Number)
Michael Derby TardiMed Sciences LLC 50 Tice Boulevard, Suite A26 Woodcliff Lake, NJ 07677 Telephone: (201) 645-4761
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887080109

1	NAME OF REPORTING PERSONS TardiMed Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,666,152*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,666,152*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,666,152*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%*†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 5 for additional information.

† This foregoing beneficial ownership is calculated based upon 11,867,923 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding of Timber Pharmaceuticals, Inc. (f/k/a BioPharmX Corporation), a Delaware corporation (the “Issuer”), as of May 18, 2020, based on information disclosed by the Issuer in the Current Report on Form 8-K, filed May 22, 2020.

CUSIP No. 887080109

1	NAME OF REPORTING PERSONS Timber Pharmaceuticals LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*This filing represents an exit filing for Timber Pharmaceuticals LLC.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on behalf of (i) Timber Pharmaceuticals LLC, a Delaware limited liability company (“Timber”) and (ii) TardiMed Sciences LLC, a Connecticut limited liability company (“TardiMed”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2020 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Timber Pharmaceuticals, Inc. (f/k/a BioPharmX Corporation), a Delaware corporation (the “Issuer”), with its principal executive offices located at 50 Tice Boulevard, Suite A26, Woodcliff Lake, New Jersey 07677.  The Common Stock is listed on the NYSE American LLC, under the ticker symbol “TMBR”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(b) — (c), (f) Each of Timber and TardiMed have their principal offices at 50 Tice Boulevard, Suite A26, Woodcliff Lake, New Jersey 07677.

Item 4.  Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

On May 18, 2020, the Issuer completed its business combination with Timber LLC, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of January 28, 2020, as amended (the “Merger Agreement”, and such transaction, the “Merger”). Pursuant to the Merger Agreement, TardiMed received approximately 629.57 shares of Common Stock for each Timber common unit owned, subject to adjustment for any reverse stock split. Prior to the Merger, the Issuer effected a reverse stock split at a ratio of 1 new share for every 12 shares of Issuer Common Stock outstanding. All share numbers reflect the reverse stock split. TardiMed received an aggregate of 5,666,152 shares of Common Stock in the Merger.

Pursuant to the terms of the Merger Agreement, TardiMed also received 1,821 convertible Series A preferred stock (the “Series A Preferred Stock”) of Issuer in exchange for preferred units of Timber. Each share of Series A Preferred Stock is convertible at any time at the holder's option into that number of shares of Common Stock at a conversion price equal to the stated value of the Series A Preferred Stock of $1,000 (plus any accrued dividends) divided by the conversion price, which shall be the greater of (i) the amount that is 300% of the volume weighted closing price of the Common Stock for the five consecutive trading days ending May 12, 2020, or (ii) the amount that is 110% of the Final Price Per Share as defined in the securities purchase agreement entered into on March 27, 2020, by and among the Issuer, Timber and certain investors party thereto. The summary of the Merger Agreement and transactions related thereto are qualified in their entirety by the terms of such documents, which are incorporated by reference as exhibits to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b)

As of the date of this filing, TardiMed holds (i) 5,666,152 shares of Common Stock and (ii) 1,821 shares of Series A Preferred Stock. The calculations reported herein do not include the shares of Common Stock underlying the Series A Preferred Stock. As of the Issue Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, TardiMed may be deemed to beneficially own 47.7% of the Common Stock deemed issued and outstanding.

(c) Except as disclosed herein the Reporting Persons have not effected any transactions during the past sixty (60) days in any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated January 30, 2020, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 30, 2020).
Exhibit 2

Agreement and Plan of Merger and Reorganization, dated January 28, 2020 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed on January 29, 2020, and incorporated herein by reference)

Exhibit 3	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated March 24, 2020, by and among the Company, Timber Sub and Merger Sub (filed as Exhibit 2.3 to the Company’s Registration Statement on Form S-4/A as filed on March 30, 2020 and incorporated herein by reference)
Exhibit 4	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated April 27, 2020, by and among the Company, Timber Sub and Merger Sub (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed on April 27, 2020 and incorporated herein by reference)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated as of May 28, 2020

TIMBER PHARMACEUTICALS LLC

By:	/s/ Michael Derby
Name: Michael Derby
Title: Executive Chairman

TARDIMED SCIENCES LLC

By:	/s/ Michael Derby
Name: Michael Derby
Title: Managing Partner